SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A

CNPJ[Corporate Taxpayer’s Roll] N. 01.832.635/0001-18

NIRE[Company Roll Registration Number] 35.300.150.007

MINUTE OF MEETING FROM BOARD OF DIRECTORS

HELD ON JULY 13, 2010

Date, time and place: July 13, 2010, at 11:00 AM, on the headquarters, at Av. Jurandir, 856, 1° andar, City of São Paulo, State of Sao Paulo; Quorum: Attended by all members of the Board of Directors, except Mrs. Noemy Amaro. Presided by: Maria Cláudia Oliveira Amaro - Chairwoman  and Flávia Turci - Secretary; Order of the Day and Deliberations: With abstention from Board Members Maria Claudia Oliveira Amaro, Maurício Rolim Amaro, André Silva Esteves and Marco Antonio Bologna and based on the letter of recommendation addressed by the Management to the Board of Directors on this date, duly along with the Financial/Economical Assessment Report prepared by Deloitte Touche Tohmatsu Consultores Ltda., assessing company appointed by the Board Members voting herein, and with the report prepared by firm Machado, Meyer, Sendacz e Ópice Advogados, it was approved the vote to be given by the company on Extraordinary General Assembly of TAM Linhas Aéreas S.A. in the sense of approving, within the terms and conditions recommended, the acquisition of all shares from TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A., headquartered at Rua Monsenhor Antônio Pepe, n. 387, City and State of Sao Paulo. Conclusion: Nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up in summary format, read, and signed by all attending members. São Paulo, July 13, 2010. (aa) Maria Cláudia Oliveira Amaro – President, Flávia Turci – Secretary. Board Members: Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Waldemar Verdi Junior, Andre Silva Esteves, Alexandre Silva, Emilio Romano and Marco Antonio Bologna.  This certificate is a conformed copy of the minutes drawn on the appropriate book.

_________________________________ Flávia Turci Secretary

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.